Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Skunk Brothers Spirits Inc.
40 SW Cascade Ave. Ste 45 (P.O. Box 360)
Stevenson , WA 98648
www.skunkbrothersspirits.com

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Skunk Brothers Spirits Inc.
Address: 40 SW Cascade Ave. Ste 45 (P.O. Box 360), Stevenson , WA 98648
State of Incorporation: WA
Date Incorporated: May 25, 2013

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Time-Based Perks

Invest within the first 48 hours and receive 15% bonus shares

Invest within the first two weeks and receive 10% bonus shares

Perks

$250+ — If you invest $250+, you will receive a Skunk Bros. Hat, Challenge Coin, and Swag Bag. *Call for special discounts on Skunk Brothers Products.

$1,000+ — If you invest $1,000+, you will receive a Barrel-End Wall Plaque, Skunk Bros. Hat, Challenge Coin, and Swag Bag. *Call for special discounts on Skunk Brothers Products.

$5,000+ — If you invest $5,000+, you will receive a 3-Liter "Age your own" Barrel, Decanter Set, Skunk Bros. Hat, Challenge Coin, and Swag Bag. *Call for special discounts on Skunk Brothers Products.

$10,000+ — If you invest $10,000+, you will receive a 5-gallon Barrel Club Membership, Barrel-End Wall Plaque, Serving Tray, Decanter Set, Fleece Sweater/ Jacket, Challenge Coin, and Swag Bag. *Call for special discounts on Skunk Brothers Products.

$25,000+ — If you invest $25,000+, you will receive a 20-gallon Barrel Club Membership, Half-Barrel Coffee Table, Serving Tray, Decanter Set, Personalized Fleece Sweater or Jacket, Challenge Coin, and Swag Bag. *Call for special discounts on Skunk Brothers Products.

$50,000+ — If you invest $50,000+, you will receive a 52-gallon Barrel Club Membership, Whiskey Barrel Bar Table, Serving Tray, Decanter Set, Personalized Fleece Sweater or Jacket, Challenge Coin, and Swag Bag. *Call for special discounts on Skunk Brothers Products.

<u>The 10% Bonus for StartEngine Shareholders</u>

Skunk Brothers Spirits Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 300 shares of Common Stock at $1 / share, you will receive 30 bonus shares, meaning you'll own 330 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*All perks occur after the offering is completed.

The Company and its Business

Company Overview

Skunk Brothers is a grain-to-glass craft distillery focusing on locally grown, locally produced ingredients. We make Whiskeys, Brandies, Liqueurs, and Cordials in Stevenson, Washington. All of our products are produced by us from only the best natural ingredients. Each batch is produced by hand in Washington State using sustainable, and environmentally friendly processes.

Our process comes from our grandfather who started making moonshine in the 1920's and we have picked up that tradition and perfected the process we use today. This tradition makes us unique in the industry and it shows by how loyal our customer base has become since we started the Company in 2013.

The Company sales comes primarily from the Tasting Room and very limited distribution in the local area. Our supplies come from local providers making our product unique to our area since these are all local suppliers.

The customer base is also local, although we have loyal customers that travel 100's of miles to visit us and the Tasting Room. There are many examples of this and the team so so impressed by their commitment.

We are currently developing a new single malt whiskey; we have a straight bourbon whiskey that will be ready to bottle in 2 years we will be releasing our latest liqueur (Chocolate) and our newest cordial Pear in the next few months. We always have season fruits that we make products from and are only available in the tasting room and to special club members and friends.

Competitors and Industry

The Craft Distilling industry is experiencing a boom identical to the growth that took place for craft wine and beer in previous decades. As laws and fees governing the licensing of distilleries have relaxed, more and more people have begun entering the market. As was seen with craft brewing and wineries, consumers are becoming eager to purchase locally produced spirits. At the same time, consumers are becoming more educated on the process that goes into spirits manufacturing. Many "craft" distilleries purchase and rebrand spirits from bulk manufacturers in the Midwest and west coast. Consumers have begun to realize that they were being charged premium prices for bulk products, and they have begun to take a dim view of those producers. They are migrating towards grain-to-glass producers like Skunk Brothers Spirits and big brand producers are struggling to catch up with these trends. Spirits sales are expected to skyrocket in the next 2-5 years, as the new generation of consumers enters the market, and as they develop more refined palates, they have begun to develop a taste for Bourbon, Single Malt, Rye Whiskies and fruit-based Brandies. As a result, nearly every manufacturer in the U.S. is pouring billions of dollars into scaling up production. The bourbon industry alone is expected to smash through the sales records of the 1970's and 1980's, the "glory days" of Bourbon. Skunk Brothers is in the perfect position for growth. We have 5 years of steady growth in the market. We have developed a loyal following by providing excellent quality products, an enjoyable experience at our destination tasting room, and through cautious, steady expansion. We are careful not to grow too fast for our own processes to keep up.

Our immediate plans include the expansion of our facilities by Q3, 2020. There is available space directly adjacent to the current facility and we can easily double the production capacity to meet the demand of our market.

Second, goal is to build inventory to have stock on hand to meet the demand anticipated with new distribution channels the Skunk Brothers is opening. The inventory will enable the shipment of Skunk products quickly to these channels can scale rapidly. This would be done by the end of Q2, 2020.

Finally, management needs to bring on professional sales and marketing support to help build the brand in new States, such as California, Colorado and Texas, to name a few. Management believes this will be also in Q1, 2020. This will enable Skunk Brothers to attend and show their product at regional competition and trade shows.

Current Stage and Roadmap

Skunk Brothers has become a fully realized business with 5 years of experience in the industry. We have a firm grasp of the market, we have excellent brand loyalty, and we have saturated our local market, all without an outside sales force! Instead we make personal visits to restaurants, bars, and events and provide tastings of our products with the distillers right there to answer questions and explain the products. 90% of our sales are from the tasting room only, the rest being through special orders to the state of Oregon (OLCC) and larger companies such as Total Wine and More, and New Seasons markets. Now we are experiencing growth in web-based purchasing. Tourists in Stevenson come to our tasting room and try our products, then go home and order from our website as they run low on product or they get friends and family interested in our hand-crafted products. We are currently producing four products monthly (Bourbon, Apple Pie Brandy, Moonshine Corn Whiskey and Cinnamon Corn Whiskey) as well as 8 and counting seasonal Brandies and liqueurs from locally grown produce. Skunk Brothers is happy to announce that our sales so far in 2019 have more than doubled and that we have had more sales in 2019 than in 2017 and 2018 combined.

We have increased production of our Smoke Jumper bourbon and in the next two years officially launch our Whiskey Road Straight Bourbon Whiskey. On the flavored cordials and whiskey market we have added our most popular cordials to a year-round production schedule, we have recently released a honey moonshine whiskey we call Viking Lightning and will be releasing a Honey Pear Brandy that is yet to be named. The very next product launch we have will be in December and is our Chocolate Liqueur that will be ready for Christmas. All of these products have been fully developed with formulas approved by the TTB. All we need to do is have the labels printed and we are ready to go!

The Team

Officers and Directors

Name: Scott Donoho

Scott Donoho's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Owner,Director,Founder, CEO/CFO/CCO/CTO
  Dates of Service: May 13, 2013 - Present
  Responsibilities: Supervision of the corporation and it's property, business and affairs. Chairperson of the board. Currently not taking a salary, $8000 per month once profitibility is met.

Other business experience in the past three years:

- **Employer:** Portland Air Base Fire Department
  Title: Captain
  Dates of Service: October 15, 2011 - Present
  Responsibilities: Shift leader, department manager

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company also referred to as "we", "us", "our", or "Company" involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the craft distillery industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our

management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them and you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the other secured creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying Common Stock and you will be a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed products. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Skunk Brothers Spirits was formed on May 25, 2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Skunk Brothers Spirits has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Skunk Brothers Spirits is a good idea, that the team will be able to successfully market, and sell the product, that we can price our products right and sell them to enough peoples so that the Company will succeed. Further, we have not yet generated a positive cash flow and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sub-license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our

trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Loss of one or more of our key personnel, or failure to attract and retain qualified personnel in the future

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Your investment could illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the cycling or fitness industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. 14 Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the cycling and fitness categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

Inability to increase the amount raised

The company may not reach the maximum offering raise of $107,000.00. In that event the raise will not be extended to the $1,070,000.00 maximum. Therefore, the amount of money available to execute the plan may be limited.

Taxes

The Company has reviewed its tax filings for the previous years and the filings did not reflect the actual financial situation of the company for those years. The Company is currently working on assessing this matter and will file amendments to correct the tax filings for the previous years.

COVID-19 Risks

Know that COVID-19 makes the rest of the 2020 year income very hard to forecast we are still having a terrific year so far making hand sanitizer.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Scott Donoho	3,337,500	Common Stock	74.17

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,500,000 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of the Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuance of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 4,500,000
  Use of proceeds: On November 25, 2019, the company underwent a stock split of 37.5 to 1, where the 120,000 shares of Common Stock then outstanding were split to make bring the total number of issued shares to 4,500,000
  Date: November 25, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 45,000
  Use of proceeds: Business operations
  Date: November 18, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 44,000
  Use of proceeds: Business operations

Date: November 01, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 11,000
  Use of proceeds: Business operations
  Date: January 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 44,000
  Use of proceeds: Business operations
  Date: November 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 11,000
  Use of proceeds: Business operations
  Date: January 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 11,000
  Use of proceeds: Business operations
  Date: January 22, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 10,000
  Use of proceeds: Business operations
  Date: May 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01

Number of Securities Sold: 10,000
Use of proceeds: Business operations
Date: May 01, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 44,000
  Use of proceeds: Business operations
  Date: November 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We began this company with only the knowledge of how to make good Whiskey. We had no previous knowledge of the liquor industry other than that. We used our initial funds to purchase and install our equipment, procure licensing and trademarks, and raw materials for producing spirits. We spent year one developing our production methods for a large scale and refining our skills with respect to producing liquor with the new equipment. We opened a tasting room and began selling our product strictly in the local area and offering tastings within a 30-mile radius of our facility.

The following years have shown steady growth with a couple of plateau points in which we took the time to learn and understand our industry, our markets, and our customers. We have spent almost no time working with outside sales. Instead we wanted to create a solid and loyal customer base in our area and work out from there. Almost 99% of our sales come from the tasting room during the tourist season and we are having a difficult time keeping up. We make our spirits on an as-needed basis and we literally sell out of every batch within weeks of production. Even without an outside sales force we have been selling and distributing to Oregon liquor stores, the national company Total Wine and Spirits in the Washington region, and New Seasons Markets. We also have an online store and ship to customers in almost every state where the laws allow.

We are now ready to expand our tasting room and begin full scale outside sales and marketing. We are currently licensed in Washington, Oregon, and Nevada and we intend to hire full-time salespeople for Oregon, Washington, California, Idaho, and Nevada as soon as possible. We have begun working towards selling to the Army and Air Force Exchange Service as well as the RangeME distribution service used by many national companies. We have reached the point that we need more hands just to keep up with our tasting room demands and are making plans to upgrade equipment to remove bottlenecks in production and increase output capacity.

Our financial statements reflect the nature of the business in that we are a relatively young company that has prudently managed our limited resources while learning the liquor industry. Accordingly, we have experienced a fluctuation in our revenues and gross margins due to this learning process but believe strongly these issues are largely resolved. The Company is at a "pivot point" where we can grow and expand our distribution and manage the growth of the Company responsibly since we are very experienced managers and business people with multiple very successful investor exits.

Our financial projections are highly dependent upon the purchase of new and more efficient operating equipment, hiring and training new personnel, and launching targeted marketing and advertising plans in key markets for Skunk Brothers products that will drive demand.

Our Management team is highly experienced with these types of programs and have a long and successful history of driving profits and increased cash flow as a result.

As such, program sales through plans and key performance indicators will be used to monitor and manage the expenses and program success and progress.

We now have 5 years of experience and the campaign has allowed us to bring on an experienced distillery manager and consultant as well as sales and production personnel to assist with the mountain of work needing to be done.

Historical results and cash flows:

Historical results reflect the Skunk Brothers highly manual and detailed process of making their product and have been highly inefficient as they learned their craft. Now that much of the learning process is behind them, the Company is in a position to grow quickly and profitably generating growing operating cash flow. The market for their products is forecasted to grow at a CAGR of 33% over the next 4 years.

The Company has managed its cash flow carefully and put working capital to work in areas that generate new revenue streams and profitability. The Barrel Club has been a consistent source of cash flow for the Company over the last 12 months and will be a source in the future. However, Skunk Brothers needs to drive new cash flow streams and with this new capital believe strongly the Company will capitalize on these opportunities quickly.

2018 and 2019 results showed doubled sales from the previous year. Know that COVID-19 makes the rest of the 2020 year income very hard to forecast we are still having a terrific year so far making hand sanitizer.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Due to the continue increase in demand for the Skunk Brothers products the available cash flow for operations has been tight. All available cash has been poured back into the Company to secure raw material, upgrade systems and equipment and pay key personnel.

We are in discussions to secure a SBA loan for needed equipment and facilities. These is early and will update the platform as these discussions progress.

The estimate of expenses to support the anticipated revenue growth is driven by the marketing and advertising programs the Company is launching once funding is secured. These expenses increase from only 1% of sales to 10% of sales for the period ending Q4, 2021. Along with this increase, is the cost of the facilities, which also grows to accommodate the increase in production capacity and new capital equipment purchases for the same period.

For the forecast period, the total expenses expressed as a percentage of revenue decreases to 40% of revenue, significantly reduced from approximately 200% for the period ending 12/31/2018.

This results in positive operating earnings and increasing operating cash flow for the forecast period ending 12/31/2021 of 22% pretax margin, as a percent of revenue.

 In 2019, Interested parties have approached us about loans and investing for later in the year once campaigns close.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The success of the CF has allowed us to hire the needed personnel to make capital equipment purchases that should allow for more expansion.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised

from the crowdfunding campaign?)

The company surpassed the initial $107,000 ask amount and has been able to initiate the purchase of more equipment and hire personnel. We expect to be able to grow and expand our market more successfully at this point.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With a minimum raised of $10,000.00 our desire and goal to expand and launch marketing and advertising programs would be drastically cut and force the Company to cut back on new and planned personnel increases. We would continue to operate as before. Additionally, we would be re-working our campaign for a 2020 launch, and we would be seeking out alternate sources for financial assistance.

How long will you be able to operate the company if you raise your maximum funding goal?

We have surpassed the initial $107,000 and expect to be able to operate another 3 to 5 years without financial assistance.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Nothing is currently planned with the exception of PPP and other SBA resources for loss of business due to covid 19

Indebtedness

Related Party Transactions

Valuation

Pre-Money Valuation: $4,500,000.00

Valuation Details:

In Mark Garrisons' previous Crowdfunding, I used a valuation cap of $6M pre-money based upon the stage of development of the product and the size of the total available market for its product. The Company is called Emerald Metrics, LLC, and launched the campaign in 2017 using the SeedInvest platform. The Company in that case was pre-product and pre-revenue, however it was in the Cannabis market which has sizeable upside potential.

In the case of Skunk Brothers, the stage of product development is much further defined and the market for the product is well understood by the Management team. The difference is primarily due to the availability of new distribution channels and the efforts required to fully develop these new distribution channels. For this to happen, the Company will need to execute its business plan and model very effectively.

As such, the valuation methodology and conclusion take into account the time, effort and capital this will take Skunk Brothers Spirits and it will be a multi-year process to get these new distribution channels in place and generating revenue and profits.

Valuation is based on but not limited to the follow factors;

1. The untapped market of craft spirits, currently a $24.1 [1] Billion industry, growing at $1.3 Billion per year as well as the submarket of creative new products represents a massive potential where Skunk Brothers Spirits, Inc. is poised to be a major provider. (source: Distilled Spirits Council of the US (DISCUS), Feb 2, 2016.)

2. The possession of local and trusted relationships for marketing the Skunk brand, and strategic assets and to leverage the branding, and quality product to fulfill that market. Hood River Distillery (https://hrdspirits.com/) is the oldest and largest distillery in the Pacific Northwest. The Company has contacted them for market knowledge and guidance as a advisor and perhaps a Board member for Skunk Brothers Spirits, LLC.

3. The intellectual property and recipes of the company which have been painstakingly developed over the last 5 years. These are secrets of the Company and highly valued property since this differentiates Skunk Brothers from other craft distillers.

4. The advisory board membership including Lenny Gotter, a seasoned member of the spirits industry with a history of growing a distillery from $0 to $4 Million in annual revenue. (see below). Plus, Mark Garrison who has worked with a number of startup companies. (see below)

5. The awards of federal and local permits.

6. The nearly 5 years of sweat equity of the founding members.

7. Existing investments from previous investors and Founders.

8. Existing investment of a 10-barrel distillation system, a second 4 barrel distillation system, a ten barrel brew house, warehouse and bottling line and a large stock of virgin oak bourbon barrels all at a value of more than $400,000.00. This also includes existing building leases.

9. The Press coverage and social media presence.

10. Overwhelmingly positive product feedback from spirit industry professional mixologists and influencers.

- _**Lenny Gotter**_ founded Eastside Distilling and was the CEO from 2008 to 2014 when the company was the first craft distillery to go public on NASDAQ symbol EAST. During his tenure, he created more than a dozen award-winning brands and flavor profiles all the while aggressively driving business growth. He stayed on as director until 2016 when he started working as an independent consultant. Since then he has worked on acquisitions, product development and sales growth in the craft spirits space. Judging in a number of spirits competitions, he also runs his own tasting group, Portland Whiskey Club

- _**Mark Garrison**_, with over 25 years of experience in financial services, high technology, real estate development and consumer products companies, I have consistently led companies to high growth levels and significantly increased profitability that led to very successful Founder and investor exits.

In both CFO and COO roles, Mark managed the financial and HR functions for three previous startups that created over $500 million in shareholder value.

Rosetta Technologies, which was successfully purchased by a strategic buyer in 1998; valuation was $32M at close.

Extensis Corporation (renamed Creativepro.com in 1998) that grew an average of 1,200% per year, was recognized as the 53rd fastest growing technology company in 1999, and was purchased by ImageX.com (NASDAQ: IMGX) in 2000; and finally Ateq Corporation, which was originally acquired by Etec Systems in 1991 then Applied Materials in 2000 for over $2B.

The funding for these companies required over $80 million in venture, private equity, hedge fund, commercial bank debt and lease financing. In addition to my startup experiences, I have a wide variety of commercial banking experience as a VP at Pacific Continental Bank and Assistant VP at First Interstate Bank of Oregon in the Bank's Technology Banking group.

Additionally, Mark was a Senior Accountant for Price Waterhouse Coopers, Los Angeles office early in my career where he focused on high growth companies in which an IPO or M&A was the primary exit for the founders and investors. The valuation for these companies was extremely data intensive and PWC used many sophisticated valuation models for this purpose. In the end, however, it was the marketing of the IPO by the investment bankers that ultimately determined the street price for the stock and the company valuation.

Accordingly, the Management, Founders and Advisors consider the pre-money valuation of $4,500,000 reasonable.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  10.0%
  Upgrade plumbing and electrical lines within the distillery. Ensure code compliance and water resource usage. Remove the operations of city water for distilling operations and replace with sustainable re-usable water reclamation system. Add 2 smaller pieces of equipment to streamline production, add 1 minor piece of equipment for processing and shipping.

- *Inventory*
  6.5%
  Build an inventory of local and specialty grains for production, bottles, labels and closures. Also bring in fresh pressed apple and pear juice from local producers to build inventory of brandy.

- *Working Capital*
  80.0%
  Working capital is needed to cover salaries, business expenses, lease and utility bills. We would use this money to clean up the books and extend our crowdfunding campaign.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  A comprehensive marketing and sales plan will be developed for off premises sales in the Pacific Northwest Region. A team will be put together to accomplish these goals and funding will be set aside for marketing and sales materials, ad space, and online and traditional marketing ads.

- *Company Employment*
  20.0%
  Dedicated outside sales and marketing team to be hired immediately. 2 personnel for outside sales to include two territories, Oregon and Washington. 1 Person for production and distillery operations and potentially 1 person for tasting room sales and office help.

- *Operations*
  20.0%
  With a raise $107,000 we will use 20% to upgrade waste-water and effluent disposal, add equipment to chill outgoing water for re-use in the cooling processes.

- *Working Capital*
  30.0%
  We would add a second mash cooker that would allow us to increase production capability and would allow us to fully utilize our distillation equipment. We would also have all plumbing and electrical evaluated for maximum efficiency and to ensure we meet all state and local codes.

- *Inventory*
  9.5%
  Build an inventory of local and specialty grains for production, bottles, labels and closures. Also bring in fresh pressed apple and pear juice from local producers to build inventory of brandy.

- *Regular Maintenance*
  7.0%
  Equipment and distillery maintenance and beautification are needed at regular intervals. Distillation and production equipment require extensive maintenance programs. Any residual funding will be used to complete that maintenance and improve/expand the tasting room.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.skunkbrothersspirits.com (www.skunkbrothersspirits.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/skunk-brothers

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Skunk Brothers Spirits Inc.

[See attached]

SKUNK BROTHERS SPIRITS, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2019 AND 2018

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Skunk Brothers Spirits, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Skunk Brothers Spirits, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 24, 2020
Los Angeles, California

SKUNK BROTHERS SPIRITS, INC.

BALANCE SHEET

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	11,903	$	9,646
Accounts receivable—net		452		9,943
Inventories		33,510		24,937
Prepaids and other current assets		-		11,320
Total current assets		**45,865**		**55,846**
Property and equipment, net		50,103		59,047
Total assets	$	**95,968**	$	**114,894**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	20,913	$	11,736
Deferred liability		199,000		65,725
Credit Card		23,680		4,925
Current portion of Loans Payable		95,367		19,200
Current portion of Notes Payable		105,020		1,769
Loan Payable		5,000		-
Other current liabilities		16,745		9,451
Total current liabilities		**465,724**		**112,807**
Notes Payable		-		127,078
Loans Payable		-		99,585
Total liabilities		**465,724**		**339,469**
STOCKHOLDERS EQUITY				
Common Stock		200		200
Additional Paid in Capital (APIC)		274,173		240,455
Retained earnings/(Accumulated Deficit)		(644,129)		(465,230)
Total stockholders' equity		**(369,756)**		**(224,575)**
Total liabilities and stockholders' equity	$	**95,968**	$	**114,894**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
Net revenue	143,639	75,673
Cost of goods sold	43,471	3,513
Gross profit	100,168	72,160
Operating expenses		
General and administrative	232,049	63,516
Sales and marketing	11,157	3,273
Total operating expenses	243,207	66,789
Operating income/(loss)	(143,039)	5,370
Interest expense	12,694	10,384
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(155,733)	(5,013)
Provision/(Benefit) for income taxes	23,167	53,192
Net income/(Net Loss)	**(178,899)**	**(58,205)**

See accompanying notes to financial statements.

SKUNK BROTHERS SPIRITS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock		Additional Paid-In Capital	Retained earnings/ (Accumulated Deficit)		Equity	
	Shares	Amount					
Balance—December 31, 2017	**1,000,000**	**$ 200**	238,234	$	**(407,025)**	$	**(168,591)**
Decrease in shares due to filing error	(900,000)	-	-		-		-
Net income/(loss)					(58,205)		(58,205)
Equity Issuance Cost							-
Contribution	-		2,221				2,221
Balance—December 31, 2018	**100,000**	**$ 200**	240,455	$	**(465,230)**	$	**(224,575)**
Net income/(loss)	-				(178,899)		(178,899)
Contribution			33,719		-		33,719
Distribution			-				-
Balance—December 31, 2019	**100,000**	**$ 200**	**$ 274,173**	$	**(644,129)**	$	**(369,756)**

See accompanying notes to financial statements.

SKUNK BROTHERS SPIRITS, INC.

STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(178,899)	$	(58,205)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of properety		14,825		13,709
Amortization of intangibles		-		-
Changes in operating assets and liabilities:				
Accounts receivable		9,491		(9,562)
Inventory		(8,573)		(13,276)
Prepaid expenses and other current assets		11,320		27,532
Accounts payable and accrued expenses		9,177		2,016
Credit Cards		18,755		4,925
Other current liabilities		7,294		(309)
Deferred liability		133,275		58,825
Net cash provided/(used) by operating activities		**16,664**		**25,655**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(5,880)		(2,631)
Net cash provided/(used) in investing activities		**(5,880)**		**(2,631)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Loans Payable		5,000		-
Repayment of Loans		(23,418)		(12,213)
Repayments on Note Payable		(23,827)		(7,571)
Contribution		33,719		2,221
Net cash provided/(used) by financing activities		**(8,527)**		**(17,563)**
Change in cash		2,257		5,461
Cash—beginning of year		9,646		4,185
Cash—end of year	$	**11,903**	$	**9,646**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	12,694	$	10,384
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Skunk Brothers Spirits, Inc. was formed on May 26, 2013 ("Inception") in the State of WA. The financial statements of Skunk Brothers Spirits, Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Skunk Brothers Spirit, Inc. is a true craft distillery, fine-tuning and hand-crafting our distilled spirits from local ingredients. We produce high quality Moonshine Corn Whiskey, Apple Pie Brandy, and Cinnamon Corn Whiskey. We are barrel-aging single malt and bourbon and have plans in the near future to produce gin, vodka, and some exciting seasonal fruit brandies and cordials

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy. For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and December 31, 2018, the Company determined the reserve for uncollectible accounts at $17,642 and $8,328, respectively.

Inventories

Inventory consists of merchandise and is stated at cost. Cost includes the acquisition cost of purchased goods and is determined using the first-in, first-out ("FIFO") method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5-7 years
Condensate Piping System	5-7 years

Income Taxes

Skunk Brothers Spirits, Inc is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company will recognize revenues from the sale of products when (a) persuasive evidence that an agreement exists; (b) the sale has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Revenue from the sale of merchandise is recognized when both the payment is tendered and the inventory is available for shipment to the customer.

Operating Leases

Operating leases relate to warehouse space, and office space, which generally contain rent escalation clauses, rent holidays, and contingent rent provisions. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease, which is generally four to five years based on the initial lease term, plus first renewal option periods that are reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 24 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2019	2018
Raw Materials		
Work in Process	-	-
Finished Goods	33,510	24,937
Total Inventories	$ 33,510	$ 24,937

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2019	2018
Prepaid Expenses	$ -	$ 11,320
Total Prepaids Expenses and other Curr	-	11,320

Other current liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Tax payable	292	-
Accrued Interest	12,694	-
Other current liabilities	3,758	9,451
Total Other Current Liabilities	16,745	9,451

5.   PROPERTY AND EQUIPMENT

As of December 31, 2019, and December 31, 2018 property and equipment consists of:

As of Year Ended December 31,	2019	2018
Furniture and Equipment	$ 206,751	$ 200,870
Condensate Piping System	36,907	36,907
Property and Equipment, at Cost	**243,657**	**237,777**
Accumulated depreciation	(193,554)	(178,729)
Property and Equipment, Net	$ 50,103	$ 59,047

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 amounted to $14,824 and $13,709, respectively.

6.   DEBT

Notes Payable

On May 20, 2014, the company entered a promissory note agreement with MID-Columbia Economic Development District (MCEDD) in the amount of $139,000. The mature is in 72 months from that date or June 15, 2020. The monthly payment is $1,700.00 and has an annual interest rate of 7.75%. The note is unsecured.

The outstanding balance of the loans as of December 31, 2019 and December 2018 was $ 105,020 and $ 128,847 respectively. During 2020, the company fully repaid Notes payable.

Loans Payable

On November 14, 2013, the company entered a loan agreement with Skamania Economic Development Council (SEDC) in the amount of $142,097. The note matures in 84 months from that date, or December 15, 2020. The loan has an interest rate of 7% and the first 12 monthly payments are interest only followed by 72 monthly payments of $1,600. The outstanding balance of the loans as of December 31, 2019 and December 2018 was $105,020 and $ 118,785 respectively.

During 2019, the company entered into loan agreement with private individual in the amount of $ 5,000 with no defined maturity date and interest date. The loan has been fully repaid during 2020.

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

As of December 31, 2018, the articles of incorporation were amended to authorized the issuance of 1,000,000 of common stock with no par value.

The Company amended its Article of Incorporation on September 1, 2019 to increase authorized shares to 10,000,000 shares. Outstanding of shares as of December 31, 2019 and December 31, 2018 were 100,000.

8.   RELATED PARTY TRANSACTIONS

No related party transaction happened during 2019 and 2018.

9.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On November 18, 2013, the company entered a lease agreement with Port of Skamania County, a municipal corporation of the state of Washington for a commercial and professional building. The lease commenced on December 1, 2013 and ended on October 31, 2018. Currently, it is paid month to month until the extension terms are finalized by both parties. Rent expense as of December 31, 2019 and December 31, 2018 was $47,444 and $18,387, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 24, 2020, the date the financial statements were available to be issued. No subsequent events have been noted.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has an accumulated deficit of $644,130 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]







start engine

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Skunk Brothers Spirits Inc.

Get Skunk'd!

Website   Stevenson , WA   FOOD & BEVERAGE

High-quality grain-glass-spirits made right in the Columbia Gorge! We specialize in Peated Bourbon, "Moonshine" Corn Whiskey, Sweet Apple Pie Brandy and seasonal fruit cordials.

$523,440 raised

1,183 Investors	**1** Days Left
$1.00 Price per Share	**$4.5M** Valuation
Equity Offering Type	**$250.00** Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates 8   Comments   Follow

Reasons to Invest

- The market is a looming giant: There is every reason to believe that craft liquor will mirror or exceed the growth of craft beer in the next few years.
- Skunk Brothers Spirits have the perfect authentic appeal for the craft spirits market, as a family of veterans, moonshiners and true artisans.
- The family-run distillery has organically accumulated a horde of dedicated fans who continue to make the journey back to their tasting room to get another taste of their top-notch spirits.

Bonus Rewards

Get rewarded for investing more into Skunk Brothers Spirits Inc.

$250+

Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra please see the Offering Summary section below.

"Craft distillers with moonshine roots using local ingredients."

Skunk Brothers Spirits is run by a family of disabled veterans focused on locally sourced, quality distilled spirits. The Washington-based team is building on their grandfather's prohibition-era moonshine recipe to bring small batch spirits to their loyal customer base.

THE PROBLEM

Most liquor is mass-produced and lacks an authentic identity

This is the era of the artisan, locally-crafted food and beverage. With craft beer sales taking off, as well as a host of other higher price point food trends like the faux meat craze, it's clear that consumers in this space are looking for quality goods backed by noble values.

Despite this, the liquor market remains dominated by the likes of Jack Daniels and Jim Beam — both of which fail to deliver on any of these new tenants of the market in 2019. Even some of the so-called craft spirits brands are just repackaging the same mass-produced liquor.
-https://www.lek.com/insights/ei/top-10-trends-affecting-spirits-industry



$250+
Investment

Skunk Swag

If you invest $250+, you will receiv
Skunk Bros. Hat, Challenge Coin, ar
Swag Bag.

$1,000+
Investment

Whiskey Wall

If you invest $1,000+, you will recei
Barrel-End Wall Plaque, Skunk Bro
Challenge Coin, and Swag Bag.

$5,000+
Investment

I'm too old for this sh*t

If you invest $5,000+, you will recei
Liter "Age your own" Barrel, Decan
Skunk Bros. Hat, Challenge Coin, ar
Swag Bag. *Call for special discoun
Skunk Brothers Products.

$10,000+
Investment

Baby Boomer Barrel

If you invest $10,000+, you will rece
5-gallon Barrel Club Membership,
End Wall Plaque, Serving Tray, Dec
Set, Fleece Sweater/ Jacket, Challer
Coin, and Swag Bag. *Call for spec
discounts on Skunk Brothers Prod

$25,000+
Investment

1/2 a sh*t ton of whiskey

If you invest $25,000+, you will rece
20-gallon Barrel Club Membership









THE SOLUTION

Skunk Brothers Liquor is using Washington's natural ingredients to produce honest spirits

From our Moonshine Corn Whiskey to our Apple Pie Brandy, all of our spirits are hand-made right here in Washington. We believe we already have all the best ingredients in our community, so we work with local farmers and suppliers to produce the highest quality spirits from scratch.

We're bringing all the elements that consumers have been sorely missing from the spirits industry — transparent sourcing, long-tested recipes and ever-evolving flavors.

We're the Skunk Brothers
SKUNK BROTHERS SPIRITS
Natural Ingredients
+
Family Recipes
=
Fantastic Flavor

THE MARKET

Craft spirits are gaining ground in an

Barrel Coffee Table, Serving Tray, Decanter Set, Personalized Fleece Sweater or Jacket, Challenge Coin, Swag Bag. *Call for special discou Skunk Brothers Prod

$50,000+

Investment

A sh*t ton of whiskey

If you invest $50,000+, you will rece 52-gallon Barrel Club Membershi Whiskey Barrel Bar Table, Serving Decanter Set, Personalized Fleece Sweater or Jacket, Challenge Coin, Swag Bag. *Call for special discou Skunk Brothers Prod

already flourishing market

The spirits market has shown excellent growth in recent years, maintaining a decade long streak of expansion. As the overall market grows considerably, the craft spirits niche has been steadily eating away at the gains of their mass-produced competitors. From 2017 to 2018, U.S. craft spirits distilleries grew to 760+ in 2016, from only 60 in 2003, approximately 2,000 permits issued. (source: American Distilling Institute, Market Watch, Jan. 2016)

Craft is 1.7% of total spirits market by case sales, and projected to hit 8% by 2020. (source: BNP Paribas, Market Watch Jan. 2016)
Due to the nature of their upmarket positioning, craft spirits are also out punching its weight in value. The total market share for spirits hit a record 35.4% in 2015 of a $24.1 Billion industry. (source: Distilled Spirits Council of the United States, Feb 2, 2016.)



OUR TRACTION

We've perfected our distilling process and have built a loyal following

We are now able to produce 52 gallons per day in our 320 gallon still and 100 gallon finishing still and have recently began expanding from our beloved whiskey to gin, brandy and cordials.

Thanks to our superb location in Columbia River Gorge, a tourist hotspot full of natural beauty tucked away on the border between Washington and Oregon, we've built relationships with many of our customers who come back year after year to enjoy a visit to our tasting room.



WHAT WE DO

Grain to glass craft spirits

We take the finest ingredients from all around Columbia River Gorge and distill spirits that make taste-testers swoon. We distill all of our products in-house at our distillery in Washington — never repackaging other manufacturer's spirits.

Each season we take the freshest fruit from our community and use them in our seasonal cordials; these liqueurs are a big hit and we struggle to keep up with demand.

Our "sweet" liquors can be sold fresh, at the same time we've been steadily producing whiskey to age, stowed away in barrels to naturally enhance the flavor.



THE BUSINESS MODEL

Sales come almost entirely from our distillery tasting room

We are currently selling almost exclusively from our tasting room, with supplementary revenue coming from online ordering and limited local distribution. With just these three sales channels and no outside marketing, we have more than doubled our sales from the prior year with time to spare in our fiscal year. With the proceeds from this raise, we plan to turn on additional marketing channels of advertising, online marketing, and regional sales personnel we will successfully reach our production and sales goals.

We've doubled last year's revenue

(with time to spare)

HOW WE ARE DIFFERENT

We capture the taste of the Pacific Northwest in every batch

We are one of only two craft distilleries in the region, and have ingrained our company as a staple of the community. Our customers love coming in to our tasting room and sitting down with the family owners and operators of the business.

Our local ingredients assure that our product reflects the seasons and tastes of the northwest. That's an intangible aspect that mass-produced spirits will never be able to emulate.



THE VISION

We will become the powerhouse of northwest craft spirits

In the past five years, we have focused on our community, building relationships with farmers and growers in the area, and cementing our brand as a trustworthy source of superb spirits. Now, we're ready for the next steps.

That means we want to fund a sales and marketing department to bring our unique flavors to a wider audience.

We're looking to invest $100,000 in capital to remove bottlenecks in the distilling process and ramp up production to meet our exploding demand.

We want to continue expanding our product line, incorporating age-accelerated whiskey into our repertoire — as well as a bevy of other exciting offerings.

These investments will allow our brand to grow well beyond the Columbia River Gorge market and buck the seasonality of the tourism market.



OUR TEAM

Moonshine is in our blood

We're the Donoho family. We're a family of veterans — from the Vietnam War to Operation Iraqi Freedom — and we are all ecstatic to be able to give back to the veterans and first responders community through various charity events.

We grew up hearing stories about Grandpa Donoho, who hustled his way through prohibition and the Great Depression by slinging moonshine to locals to feed his family.

Today we carry on his tradition and hope to do him proud one bottle of whiskey at a time.



My dad liked to make moonshine

The craft spirits market is thriving and you have a chance to get a piece of it

Skunk Brothers Spirits has already proved we can sell our products with the best of 'em. Without any sophisticated marketing or sales-team we've been able to attract fans from all over — simply thanks to our superior liquor.

So far, we have had to play defense, with demand peaking and our facilities unable to catch up.

If we build operations capital, and generate our own sales leads through comprehensive marketing strategy, there's no telling how fast we can grow.

We're confident, not just because the numbers are in our favor, but because there's something magical that happens when someone tastes our craft spirits. So, join us, and help Skunk Brothers Spirits get our craft distilled labor of love out into the world.

In the Press




SHOW MORE

Meet Our Team







Scott Donoho

Owner, CEO and Director

Scott is a retired U.S. Air Force and Air National Guard Fire Fighter. Between military and civil service he has been a Fire Fighter for 26 years. He is a self-taught distiller and had the idea for Skunk Brothers after a night of sampling "Shine" and having too much fun. He currently works full time as the CEO of Skunk Brothers but dedicates about 56 hours a week as a professional fire fighter as well.



Jamie Donoho

Marketing and Graphic design

Jamie is a professional full time graphic designer and part-time distiller. Her formulas have made up some of our best selling products.

Dan "Skunk" Donoho

Head of Tasting Room Sales and Asst. Distiller

This is our Pops! We named the distillery after him an account of his antics. One time he was sent to get the dog in from out in the snow and tangled with a skunk instead. He wound up on the losing end of that deal, but he did aquire a shiny new nickname and a healthy respect for nature. In his own words- "Tomato juice doesn't work. Don't even bother." He is the life our the party in our tasting room and took over as an owner and head buttsaver in 2016.

-Full time at Skunk Brothers



Our Crew

They do it all!

Friends and family come together to make this operation work. It's hard work but a labor of love and it shows.



Matt Brines

Head Distiller

Grandson of Skunk and nephew of Scott. Matt completed college at Norwich University and moved out west to join the family business. He's here to head up distilling operations and assist anywhere he is needed.

- Full time at Skunk Brothers

Offering Summary

Company : Skunk Brothers Spirits Inc.

Corporate Address : 40 SW Cascade Ave. Ste 45 (P.O. Box 360), Stevenson , WA 98648

Offering Minimum : $10,000.00

Offering Maximum : $107,000.00

Minimum Investment Amount (per investor) : $250.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 10,000

Maximum Number of Shares Offered : 107,000

Price per Share : $1.00

Pre-Money Valuation : $4,500,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Time-Based Perks

Invest within the first 48 hours and receive 15% bonus shares

Invest within the first two weeks and receive 10% bonus shares

Perks

$250+ — If you invest $250+, you will receive a Skunk Bros. Hat, Challenge Coin, and Swag Bag. *Call for special discounts on Skunk Brothers Products.

$1,000+ — If you invest $1,000+, you will receive a Barrel-End Wall Plaque, Skunk Bros. Hat, Challenge Coin, and Swag Bag. *Call for special discounts on Skunk Brothers Products.

$5,000+ — If you invest $5,000+, you will receive a 3-Liter "Age your own" Barrel, Decanter Set, Skunk Bros. Hat, Challenge Coin, and Swag Bag. *Call for special discounts on Skunk Brothers Products.

$10,000+ — If you invest $10,000+, you will receive a 5-gallon Barrel Club Membership, Barrel-End Wall Plaque, Serving Tray, Decanter Set, Fleece Sweater/ Jacket, Challenge Coin, and Swag Bag. *Call for special discounts on Skunk Brothers Products.

$25,000+ — If you invest $25,000+, you will receive a 20-gallon Barrel Club Membership, Half-Barrel Coffee Table, Serving Tray, Decanter Set, Personalized Fleece Sweater or Jacket, Challenge Coin, and Swag Bag. *Call for special discounts on Skunk Brothers Products.

$50,000+ — If you invest $50,000+, you will receive a 52-gallon Barrel Club Membership, Whiskey Barrel Bar Table, Serving Tray, Decanter Set, Personalized Fleece Sweater or Jacket, Challenge Coin, and Swag Bag. *Call for special discounts on Skunk Brothers Products.

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Skunk Brothers Spirits Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 300 shares of Common Stock at $1 / share, you will receive 30 bonus shares, meaning you'll own 330 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*All perks occur after the offering is completed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

18 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Skunk Brothers Spirits Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Skunk Brothers Spirits Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Covid 19 Update

21 days ago

Folks, we have been asked how we are doing since the outbreak of the pandemic. So I thought I might update everyone here. For those of you that have invested and those thinking of investing be assured Skunk Brothers is going strong!

Several weeks ago we switched up our operation from producing primarily beverage alcohol to producing ethanol and hand sanitizer. Since then it's been a rush to keep up with demand!

We have also joined forces with the Washington Distillers Guild to create a centralized single point of contact for agencies in need of sanitizer such as emergency responders, medical facilities etc. It's been a team effort and we are proud to be a part of it.

All that being said, we may be slower to respond to emails and right now all our sample bottles are being used to make personal size sanitizers so we will be getting samples to folks as fast as we can but we may not be able to get them to everyone before the end of the campaign. We are doing our best though!

For more information about the Washington Distillers Guild or our efforts you can check out

https://washingtondistillersguild.org

If you are in need of sanitizer or would like to see how we are helping check out.

http://disinfectconnect.com/



So long story short, the company is going strong and doing what we love by helping out people in need.

-Scott

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Skunk Brothers Spirits Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Skunk Brothers Spirits Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Skunk Brothers Spirits Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Skunk Brothers Spirits Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Material Change in Offering

2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Skunk Brothers Spirits Inc. offering. Here's an excerpt describing the specifics of the change:

Skunk Brothers has updated their financials, increased their maximum funding amount, and extended their campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Skunk Brothers Spirits Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Skunk Brothers Spirits Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Skunk Brothers Spirits Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Skunk Brothers Spirits Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

4 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Skunk Brothers Spirits Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Skunk Brothers Spirits Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

END OF UPDATES

Comments (31 total)

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Susanne Gillam `1 INVESTMENT` `INVESTED` 7 hours ago
Hello. Happy to be part of Skunk Brothers!! I am interested in samples as well if available please? Thank you!!

> **Scott Donoho** - Skunk Brothers Spirits Inc. 7 hours ago
> Thank you Suzanne! Could you contact Tracy at mail@skunkbrothersspirits.com and she will arrange to get you samples.

Georgiana Miller `1 INVESTMENT` `INVESTED` 21 hours ago
If you are producing hand sanitizer, are we able to purchase some as investors? I cannot find any where I live, and Amazon prices are unreasonable.

Georgiana Miller `1 INVESTMENT` `INVESTED` 21 hours ago
It is exciting to get on the ground floor of this new market! All the best that things go well! Also, wondering when we will see returns on our investment and how that will be handled. Thanks!

> **Scott Donoho** - Skunk Brothers Spirits Inc. 19 hours ago
> Whoops, sorry Georgiana. I got your name wrong! My apologies.

> **Scott Donoho** - Skunk Brothers Spirits Inc. 19 hours ago
> Georgia, I think we can send you hand sanitizer. Email us at mail@skunkbrothersspirits.com with your contact info and request and we will do what we

mail@skunkbrothersspirits.com with your contact info and request and we will do what we can!

Sameer Paital a day ago
Hello, I am interested in investing and like the amount of effort you guys are putting towards your family owned business. I have few questions. How were your gross sale revenue and net profit last few years and how do you forecast your growth. 2nd Questions: How do you plan to share your net profit with your investors who are owning a part of your business as equity. Thanks Sameer

> **Scott Donoho** **- Skunk Brothers Spirits Inc.** 19 hours ago
> Sameer, you can get all the details about performance, background and other details under the link called "Offering Details". It's just above the weirdly sideways picture of bourbon and hand sanitizer. Hopefully you can get all your questions answered there.

John McNamara `2 INVESTMENTS` `INVESTED` 13 days ago
Are your spirits available for sale by mail for those of us who want to sample our investment? Thanks. John Mac

> **Scott Donoho** **- Skunk Brothers Spirits Inc.** 5 days ago
> Yes John, you can email us at mail@skunkbrothersspirits.com and we can send you samples or you can purchase bottles and we can ship to you (depending on the state). If you are in Washington or Oregon you can locate us in OLCC stores under the special order selection or you can find us in Total Wine and Spirits.

CHARLES EHNOT 13 days ago
IF I AM GOING TO INVEST IS IT POSSIBLE TO GET A SAMPLE ?

> **Scott Donoho** **- Skunk Brothers Spirits Inc.** 13 days ago
> Yes Charles, we can try. There is a 50ml bottle shortage right now but we will do what we can. Just private message us your shipping address and contact info.

Jeffery Lichner `6 INVESTMENTS` 21 days ago
With the current COVID-19 pandemic and ~99% of your revenue being derived from your sampling room (per your offering), can you please advise on how you are approaching the expected downfall in revenue from that channel? Have you stepped out outside sales and expanded outside of OR/WA for liquor stores?

Thank you in advance for your response.

> **Scott Donoho** **- Skunk Brothers Spirits Inc.** 21 days ago
> We have stepped up production and begun making hand sanitizer for the time being. Sales suffered briefly out the start of the quarantine but we are busier than ever now selling sanitizer. Bars and restaurants in Washington and Oregon are closed to public dining so we would not have been able to send salespeople out at all anyway. We have now hired someone for sales and they will be getting out there as soon as the quarantines lift.

(**SHOW MORE COMMENTS**)

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, I'm Scott Donoho with Skunk Brothers Spirits. This is our distillery and this is our campaign video. We've been in business for five years and we're a family-owned veteran operation. My granddad was a moonshiner and as we got going, I was like I'm going to make real moonshine. We have a lot of fun. We have our hillbilly engineering crew so whenever we need something, we're always scrounging finding equipment and whatever to make it all work.

Hi, I'm Matt Brines and I'm the head distiller here at Skunk Brothers Spirits. My uncles both started this business five years ago and this is our crowdfunding video. We make a really nice apple pie, traditional style. It's apple brandy. It's local honey. It's local apples. We don't add anything weird to our whiskeys. It's liquor, simple syrup, natural fruit. There's a lot of fruit grown here in the Columbia Gorge. We talked to those fruit growers.

Hi, I'm Jamie Donoho with Skunk Brothers Spirits and I do the design and marketing side of Skunk Brothers. We're trying to get our production up a level to where we're getting our stuff out to a wider area.

I'm Skunk from Skunk Brothers Spirits. I'd like to introduce you to my family. This is my son, Scott and this is my grandson Matt. They are kind of the key to Skunk Brothers and we would all like to invite you to our family. All this stemmed from my dad liked to make moonshine and my mother liked to drink it. So, we named the stills Archie and Earla after them.

I had heard a lot of stories about him being a moonshiner and I always thought that stuff that was great. This was back in the days of Dukes of Hazzard so you know I got really excited about making whiskey. I always wanted to try it.

Alright folks! So, we brought you out to check out the operation. We've shown you around the distillery and we're hoping you actually come out to Stevenson Washington and check us out.

Your investment is actually going to help us with bringing on personnel and new equipment so we can streamline our operation and compete on a larger scale. There's a lot of other things, like marketing?

Yeah, we definitely could use some help increasing our marketing and bringing our brand and our craft to higher level markets that we can compete in. We've got a great product and we hope you all get a chance to try it and enjoy it because we work really hard on it. That's what we're hoping for. So not only come in to you know, invest, but become part of the family. Thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS



Office of the Secretary of State
Corporations & Charities Division

Filed
Secretary of State
State of Washington
Date Filed: 11/27/2019
Effective Date: 11/27/2019
UBI #: 603 305 049

ARTICLES OF AMENDMENT

BUSINESS INFORMATION

Business Name:
SKUNK BROTHERS SPIRITS INC.

UBI Number:
603 305 049

Business Type:
WA PROFIT CORPORATION

Business Status:
ACTIVE

Principal Office Street Address:

Principal Office Mailing Address:

Expiration Date:
05/31/2020

Jurisdiction:
UNITED STATES, WASHINGTON

Formation/Registration Date:
05/26/2013

Period of Duration:
PERPETUAL

Inactive Date:

Nature of Business:

BUSINESS NAME

Business Name:
SKUNK BROTHERS SPIRITS INC.

BUSINESS TYPE

Current Business Type:
WA PROFIT CORPORATION

Amend Business Type:

REGISTERED AGENT

Registered Agent Name	Street Address	Mailing Address

This document is a public record. For more information visit www.sos.wa.gov/corps

Work Order #: 2019112600583932 - 1
Received Date: 11/26/2019
Amount Received: $50.00

| SCOTT DONOHO | 40 SW CASCADE AVE, SUITE #45, STEVENSON, WA, 98648-6284, UNITED STATES | PO BOX 1505, STEVENSON, WA, 98648-1505, UNITED STATES |

DURATION

Duration:

PERPETUAL

CORPORATE SHARES – AMENDED

Number of Authorized shares:

10000000

Class of Shares:

Common Stock: **Yes**   Preferred Stock : **No**

Did your share information change? **No**

Implementation plan for change:

ADOPTION OF ARTICLES OF AMENDMENT

Duly approved by shareholders in accordance with 23B.10.030 and 23B.10.040 RCW

EFFECTIVE DATE

Effective Date:

11/27/2019

DATE OF ADOPTION

Date of Adoption:

11/25/2019

RETURN ADDRESS FOR THIS FILING

Attention:

THOMAS B ERIKSEN

Email:

BRAD.ERIKSEN@JORDANRAMIS.COM

Address:

1499 SE TECH CENTER PL STE 380, VANCOUVER, WA, 98683-9575, UNITED STATES

UPLOADED DOCUMENTS

Document Type	Source	Created By	Created Date
PREPARED AMENDMENT	ONLINE	DAWNA MAIDEN	11/26/2019

UPLOAD ADDITIONAL DOCUMENTS

Name	Document Type

No Value Found.

EMAIL OPT-IN

☑   I hereby opt into receiving all notifications from the Secretary of State for this entity via email only. I acknowledge that I will no

This document is a public record. For more information visit www.sos.wa.gov/corps

Work Order #: 2019112600583932 - 1
Received Date: 11/26/2019
Amount Received: $50.00

longer receive paper notifications.

AUTHORIZED PERSON - STAFF CONSOLE

☑ Document is signed.

Person Type:
INDIVIDUAL

First Name:
SCOTT

Last Name:
DONOHO

Title:
PRESIDENT

This document is a public record. For more information visit www.sos.wa.gov/corps

Work Order #: 2019112600583932 - 1
Received Date: 11/26/2019
Amount Received: $50.00



Office of the Secretary of State
Corporations & Charities Division

Filed
Secretary of State
State of Washington
Date Filed: 01/22/2019
Effective Date: 01/22/2019
UBI #: 603 305 049

ARTICLES OF AMENDMENT

BUSINESS INFORMATION

Business Name:
SKUNK BROTHERS SPIRITS INC.

UBI Number:
603 305 049

Business Type:
WA PROFIT CORPORATION

Business Status:
ACTIVE

Principal Office Street Address:

Principal Office Mailing Address:

Expiration Date:
05/31/2019

Jurisdiction:
UNITED STATES, WASHINGTON

Formation/Registration Date:
05/26/2013

Period of Duration:
PERPETUAL

Inactive Date:

Nature of Business:

BUSINESS NAME

Business Name:
SKUNK BROTHERS SPIRITS INC.

BUSINESS TYPE

Current Business Type:
WA PROFIT CORPORATION

Amend Business Type:

REGISTERED AGENT

Registered Agent Name	**Street Address**	**Mailing Address**

This document is a public record. For more information visit www.sos.wa.gov/corps

Work Order #: 2019011700040643 - 1
Received Date: 01/17/2019
Amount Received: $50.00

SCOTT DONOHO	1004 CHENOWUTH ST., NORTH BONNEVILLE, WA, 98639, UNITED STATES	P.O. BOX 360, NORTH BONNEVILLE, WA, 98639-0360, UNITED STATES

DURATION

Duration:
PERPETUAL

CORPORATE SHARES – AMENDED

Number of Authorized shares:
1000000
Class of Shares:
Common Stock: **Yes** Preferred Stock : **No**

PREFERRED STOCK

Did your share information change? **No**
Implementation plan for change:

ADOPTION OF ARTICLES OF AMENDMENT

Board of Directors (shareholder action was not required)

EFFECTIVE DATE

Effective Date:
01/22/2019

DATE OF ADOPTION

Date of Adoption:
01/17/2019

RETURN ADDRESS FOR THIS FILING

Attention:
KATHLEEN BERTERO

Email:
KATHLEEN.BERTERO@JORDANRAMIS.COM

Address:
2 CENTERPOINTE DR FL 6, LAKE OSWEGO, OR, 97035-8618, UNITED STATES

UPLOADED DOCUMENTS

Document Type	Source	Created By	Created Date
No Value Found.			

UPLOAD ADDITIONAL DOCUMENTS

Name	Document Type
No Value Found.	

This document is a public record. For more information visit www.sos.wa.gov/corps

Work Order #: 2019011700040643 - 1
Received Date: 01/17/2019
Amount Received: $50.00

EMAIL OPT-IN

☑ I hereby opt into receiving all notifications from the Secretary of State for this entity via email only. I acknowledge that I will no longer receive paper notifications.

AUTHORIZED PERSON - STAFF CONSOLE

☑ Document is signed.

Person Type:
INDIVIDUAL

First Name:
KATHLEEN

Last Name:
BERTERO

Title:
AUTHORIZED AGENT

This document is a public record. For more information visit www.sos.wa.gov/corps

Work Order #: 2019011700040643 - 1
Received Date: 01/17/2019
Amount Received: $50.00



Office of the Secretary of State
Corporations & Charities Division

ARTICLES OF AMENDMENT

BUSINESS INFORMATION

Business Name:
SKUNK BROTHERS SPIRITS INC.

UBI Number:
603 305 049

Business Type:
WA PROFIT CORPORATION

Business Status:
ACTIVE

Principal Office Street Address:

Principal Office Mailing Address:

Expiration Date:
05/31/2019

Jurisdiction:
UNITED STATES, WASHINGTON

Formation/Registration Date:
05/26/2013

Period of Duration:
PERPETUAL

Inactive Date:

Nature of Business:

BUSINESS NAME

Business Name:
SKUNK BROTHERS SPIRITS INC.

BUSINESS TYPE

Current Business Type:
WA PROFIT CORPORATION

Amend Business Type:

REGISTERED AGENT

Registered Agent Name	**Street Address**	**Mailing Address**

SCOTT
DONOHO
1004 CHENOWUTH ST., NORTH BONNEVILLE,
WA, 98639, UNITED STATES
P.O. BOX 360, NORTH BONNEVILLE, WA,
98639-0360, UNITED STATES

REGISTERED AGENT CONSENT

Customer provided Registered Agent consent? - **Yes**

DURATION

Duration:
PERPETUAL

CORPORATE SHARES – AMENDED

Number of Authorized shares:
100000
Class of Shares:
Common Stock: **Yes**   Preferred Stock : **No**

PREFERRED STOCK

Did your share information change? **Yes**
Implementation plan for change: **SHARLAINA KRAMER TO RELINQUISH 44,000 SHARES TO SCOTT DONOHO AS OF NOVEMBER 1, 2018 SCOTT DONOHO TO RECEIVE 44,000 SHARES AS AGREED TO BY MUTUAL CONSENT. SCOTT DONOHO NOW HAS 89,000 SHARES. STEVEN DONOHO NOW HAS 11,000 SHARES. SCOTT DONOHO TO SELL 11,000 SHARES TO MARCUS ROBBINS AS OF DECEMBER 1, 2018 AS AGREED BY MUTUAL CONSENT. FINAL DISTRIBUTION OF SHARES: SCOTT DONOHO 78,000 MARCUS ROBBINS 11,000 STEVEN DONOHO 11,000**

ADOPTION OF ARTICLES OF AMENDMENT

Board of Directors (shareholder action was not required)

EFFECTIVE DATE

Effective Date:
12/27/2018

DATE OF ADOPTION

Date of Adoption:
11/01/2018

RETURN ADDRESS FOR THIS FILING

Attention:
SCOTT DONOHO

Email:
SKDONOHO@GMAIL.COM

Address:
PO BOX 360, N BONNEVILLE, WA, 98639-0360, UNITED STATES

UPLOADED DOCUMENTS

This document is a public record. For more information visit www.sos.wa.gov/corps

Work Order #: 2018122500612298 - 2
Received Date: 12/25/2018
Amount Received: $50.00

Document Type	Source	Created By	Created Date

No Value Found.

UPLOAD ADDITIONAL DOCUMENTS

Name	Document Type

No Value Found.

EMAIL OPT-IN

☑ I hereby opt into receiving all notifications from the Secretary of State for this entity via email only. I acknowledge that I will no longer receive paper notifications.

AUTHORIZED PERSON - STAFF CONSOLE

☑ Document is signed.

Person Type:
INDIVIDUAL

First Name:
SCOTT

Last Name:
DONOHO

Title:
PRESIDENT

This document is a public record. For more information visit www.sos.wa.gov/corps

Work Order #: 2018122500612298 - 2
Received Date: 12/25/2018
Amount Received: $50.00



Washington
Secretary of State
KIM WYMAN

James M. Dolliver Building
801 Capitol Way South
PO Box 40234
Olympia WA 98504-0234
360.725.0377

Statement of Change	
Formsubmission Information	
Business Name	SKUNK BROTHERS SPIRITS INC.
UBI	603305049
Transaction Submitted Date	9/20/2014
Tracking ID	2840040
Validation ID	2744205-001
Document Type	Statement of Change
Corporation Type	Profit Corporation
Date of Incorporation	5/26/2013

> **FILED**
>
> **SECRETARY OF STATE**
> **SEPT 20 2014**
>
> **STATE OF WASHINGTON**

Registered Agent Information	
Name	Sharlaina Kramer
Address	1316 SE 156th court
	VANCOUVER
WA 98683
Mailing Address	
	WA
Email	sharakramer@yahoo.com

Submitter Information	
Name	Sharlaina Kramer
Email	sharakramer@yahoo.com
Phone	(360) 213-3410

Cost	
$0.00	



SOS

Office of the Secretary of State
Corporations & Charities Division

Washington Profit Corporation
See attached detailed instructions

☑ **Filing Fee $30.00**

☐ **Filing Fee with Expedited Service $80.00**

11/18/13 2535616-001
$30.00 K
tid: 2645266

FILED
SECRETARY OF STATE
NOVEMBER 18, 2013
STATE OF WASHINGTON

UBI Number: 603-305-049

This Box For Office Use Only

ARTICLES OF AMENDMENT
Chapter 23B.10 RCW

SECTION 1
NAME OF CORPORATION: *(as currently recorded with the Office of the Secretary of State)*

SKUNK BROTHERS SPIRITS INC.

SECTION 2
AMENDMENTS were adopted on this DATE: __10/31/2012__

SECTION 3
ARTICLES OF AMENDMENT WERE ADOPTED BY: *(please check one of the following)*

☐   Board of Directors *(shareholder action was not required)*

☐   Duly approved by shareholders in accordance with 23B.10.030 and 23B.10.040 RCW

☑   Incorporators *(shareholder action was not required)*

SECTION 4
AMENDMENTS TO ARTICLES ON FILE: *(if necessary, attach additional information)*

Increase of company shares to 1,000,000.

SECTION 5
EFFECTIVE DATE OF ARTICLES OF AMENDMENT: *(please check one of the following)*

☑   Upon filing by the Secretary of State

☐   Specific Date: _____ *(Specified effective date must be within 90 days AFTER the Articles of Amendment have been filed by the Office of the Secretary of State)*

SECTION 6
SIGNATURE *(see instructions page)*
This document is hereby executed under penalties of perjury, and is, to the best of my knowledge, true and correct.

X *[signature]*

Signature	Printed Name/Title	Date	Phone Number
	Scott K. Donoho/President	11/12/2013	360-213-3420

Profit Corporation - Amendment   Washington Secretary of State   Revised 07/10

FILED
NOV 19 2013
WA SECRETARY OF STATE

11/19/13 2536993-
002
$80.00 R
tid: 2646572

ARTICLES OF AMENDMENT
OF
SKUNK BROTHERS SPIRITS INC.

Pursuant to the applicable provisions of the Washington Business Corporation Act, Chapter 23B.10 RCW, the following Articles of Amendment are submitted for filing:

1. The name of the Corporation is **Skunk Brothers Spirits Inc.** (the "Corporation").

2. The amendments to the Articles of Incorporation as adopted are as follows:

   2.1 The Articles of Incorporation are amended and restated in their entirety as follows:

ARTICLE I. NAME

The name of this corporation is Skunk Brothers Spirits Inc. (the "Corporation").

ARTICLE II. DURATION

The Corporation has perpetual existence.

ARTICLE III. PURPOSE

The Corporation is organized for the purpose of engaging in any business, trade or activity that may lawfully be conducted by a corporation organized under the Washington Business Corporation Act and to engage in any and all activities as are incidental or conducive to the attainment of the foregoing purpose.

ARTICLE IV. CAPITAL STOCK

The authorized capital stock of the Corporation shall consist of one million (1,000,000) shares of common stock, each share without par value.

ARTICLE V. PREEMPTIVE RIGHTS

Shareholders of the Corporation shall not have preemptive rights to acquire additional shares of stock or securities convertible into shares of stock issued by the Corporation.

ARTICLE VI. ACTION BY SHAREHOLDERS

Any action required or permitted to be taken at a shareholders meeting may be taken without a meeting or a vote if either:

(a) the action is taken by written consent of all shareholders entitled to vote on the action; or

1

mt

(b)   so long as the Corporation is not a public company, the action is taken by written consent of shareholders holding of record, or otherwise entitled to vote, in the aggregate not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted.

To the extent that the Washington Business Corporation Act requires prior notice of any such action to be given to nonconsenting or nonvoting shareholders, such notice shall be made prior to the date on which the action becomes effective, as required by the Washington Business Corporation Act. The form of the notice shall be sufficient to apprise the nonconsenting or nonvoting shareholder of the nature of the action to be effected, in a manner approved by the Board of Directors of the Corporation or by the committee or officers to whom the Board of Directors has delegated that responsibility.

ARTICLE VII. CUMULATIVE VOTING

Shareholders of the Corporation shall not have the right to cumulate votes in the election of directors.

ARTICLE VIII. DIRECTORS

The number of directors of the Corporation shall be fixed in the manner specified in the Bylaws of the Corporation and may be increased or decreased from time to time in the manner provided therein.

ARTICLE IX. LIMITATION OF DIRECTOR LIABILITY

A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for conduct as a director, except for the following:

(a)   Acts or omissions involving intentional misconduct by the director or a knowing violation of law by the director;

(b)   Conduct violating RCW 23B.08.310 (which involves certain distributions by the Corporation); or

(c)   Any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled.

If the Washington Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Washington Business Corporation Act, as so amended. Any repeal or modification of this Article by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to any acts or omissions of such director occurring prior to such repeal or modification.

ARTICLE X. INDEMNIFICATION OF DIRECTORS

2

10.1   The Corporation shall indemnify its directors to the full extent permitted by the Washington Business Corporation Act now or hereafter in force. However, such indemnity shall not apply on account of:

(a)   Acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law;

(b)   Conduct of the director finally adjudged to be in violation of RCW 23B.08.310 (which involves certain distributions by the Corporation); or

(c)   Any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled.

The Corporation shall advance expenses for such persons pursuant to the terms set forth in the Bylaws or pursuant to either a resolution of the Board of Directors or an applicable contract.

10.2   The Board of Directors may take such action as is necessary to carry out these indemnification and expense advancement provisions. It is expressly empowered to adopt, approve, and amend from time to time such Bylaws, resolutions, contracts, or further indemnification and expense advancement arrangements, as may be permitted by law, for the purpose of implementing these provisions. Such Bylaws, resolutions, contracts or further arrangements shall include, but not be limited to, implementing the manner in which determinations as to any indemnity or advancement of expenses shall be made.

10.3   No amendment or repeal of this Article shall apply to or have any effect on any right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

ARTICLE XI. BYLAWS
The Board of Directors shall have the power to adopt, amend or repeal the Bylaws of the Corporation, subject to the power of the shareholders to amend or repeal such Bylaws. The shareholders shall also have the power to amend or repeal the Bylaws of the Corporation and to adopt new Bylaws.

ARTICLE XII. AMENDMENTS TO ARTICLES OF INCORPORATION
The Corporation reserves the right to amend or repeal any of the provisions contained in these Articles of Incorporation in any manner now or hereafter permitted by the Washington Business Corporation Act, and the rights of the shareholders of the Corporation are granted subject to this reservation.

3. The amendments contained in these Articles of Amendment do not provide for an exchange, reclassification, or cancellation of issued shares.

4. The amendments contained in these Articles of Amendment require shareholder approval.

5. The Board of Directors adopted these Amended and Restated Articles on November 15, 2013. The Shareholders of the Corporation adopted these Amended and Restated Articles in accordance with the provisions of RCW 23B.10.030 and RCW 23B.10.040 on November 15, 2013.

THE UNDERSIGNED, as President of the Corporation, has executed these Articles of Amendment under the penalty of perjury on November 19, 2013.

Skunk Brothers Spirits Inc.,
a Washington corporation

By:  _____

President

4

 **STATE OF WASHINGTON SECRETARY OF STATE**



APD

Washington Profit Corporation
See attached detailed instructions

☐ Filing Fee $30.00

☑ Filing Fee with Expedited Service $50.00

This Box For Office Use Only

06/18/13 2438986-001
$50.00 K
tid: 2555104

┌─────────────────────────────┐
│   FILED   │
│   SECRETARY OF STATE   │
│   │
│   JUNE 18, 2013   │
│   │
│   STATE OF WASHINGTON   │
└─────────────────────────────┘

UBI Number: 603-305-049

ARTICLES OF AMENDMENT
Chapter 23B.10 RCW

SECTION 1
NAME OF CORPORATION: *(as currently recorded with the Office of the Secretary of State)*

SKUNK BROTHERS SPIRITS INC.

SECTION 2
AMENDMENTS were adopted on this DATE: 06/01/2013

SECTION 3
ARTICLES OF AMENDMENT WERE ADOPTED BY: *(please check one of the following)*

☐   Board of Directors *(shareholder action was not required)*

☐   Duly approved by shareholders in accordance with 23B.10.030 and 23B.10.040 RCW

☑   Incorporators *(shareholder action was not required)*

SECTION 4
AMENDMENTS TO ARTICLES ON FILE: *(if necessary, attach additional information)*

Number of shares authorized to be changed to 100 shares.

SECTION 5
EFFECTIVE DATE OF ARTICLES OF AMENDMENT: *(please check one of the following)*

☑   Upon filing by the Secretary of State

☐   Specific Date: _____ *(Specified effective date must be within 90 days AFTER the Articles of Amendment have been filed by the Office of the Secretary of State)*

SECTION 6
SIGNATURE *(see instructions page)*

This document is hereby executed under penalties of perjury, and is, to the best of my knowledge, true and correct.

X _(signature)_	Scott K. Donoho/Partner/Secretary	06/13/2013	360-213-3420
Signature	**Printed Name/Title**	**Date**	**Phone Number**

Profit Corporation - Amendment   Washington Secretary of State   Revised 02/09